UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Accuride Corporation
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 00439T107
(CUSIP Number)

Eric M. Ruttenberg
Tinicum Capital Partners II, L.P.
Tinicum Capital Partners II Parallel Fund, L.P.
Tinicum Capital Partners II Executive Fund L.L.C.
Tinicum Lantern II L.L.C.
c/o Tinicum Lantern II L.L.C.
800 Third Avenue
40th Floor
New York, NY 10022
212-446-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,042,767
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,042,767
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,042,767
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 15.2% (2)
14	Type of Reporting Person (See Instructions) PN
(1) See item 3, below.
(2) The calculation of the percentage of outstanding shares, par value $0.01 per share (“Shares”), of Accuride Corporation common stock held is based on 125,000,000 Shares outstanding as of February 26, 2010, the effective date (the “Effective Date”) of the Third Amended Joint Plan of Reorganization, and assumes the exercise of the Warrants (as defined herein) held by the Tinicum Capital Partners II, L.P (“TCP II”) for 1,722,670 Shares and the conversion of Convertible Notes (as defined herein) held by TCP II into 11,320,610 Shares (the maximum number of Shares into which such Convertible Notes may be converted (see Item 4 below) excluding future paid-in-kind interests).

Page

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Capital Partners II Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 109,193
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 109,193
11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.1% (4)
14	Type of Reporting Person (See Instructions) PN
(3) See item 3, below.
(4) The calculation of the percentage of outstanding Shares is based on 125,000,000 Shares outstanding as of the Effective Date, and assumes the exercise of the Warrants held by the Tinicum Capital Partners II Parallel Fund, L.P (“Parallel Fund”) for 8,963 Shares and the conversion of Convertible Notes held by Parallel Fund into 58,703 Shares (the maximum number of Shares into which such Convertible Notes may be converted (see Item 4 below) excluding future paid-in-kind interests).

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Capital Partners II Executive Fund L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO (5)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 57,954
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 57,954
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,954
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 0.05% (6)
14	Type of Reporting Person (See Instructions) OO
(5) See item 3, below.
(6) The calculation of the percentage of outstanding Shares is based on 125,000,000 Shares outstanding as of the Effective Date, and assumes the conversion of Convertible Notes held by Tinicum Capital Partners II Executive Fund L.L.C. (“Executive Fund”, and together with TCP II and Parallel Fund, the “Funds”)) into 34,234 Shares (the maximum number of Shares into which such Convertible Notes may be converted (see Item 4 below) excluding future paid-in-kind interests).

CUSIP No. 00439T107

1	Names of Reporting Persons Tinicum Lantern II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF (7)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,209,914
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,209,914
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,209,914
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 15.4% (8)
14	Type of Reporting Person (See Instructions) OO
(7) See item 3, below.
(8) The calculation of the percentage of outstanding Shares is based on 125,000,000 Shares outstanding as of the Effective Date, and assumes the exercise of the Warrants held by the Funds for 1,731,633 Shares and the conversion of Convertible Notes held by the Funds into 11,413,547 Shares (the maximum number of Shares into which such Convertible Notes may be converted (see Item 4 below) excluding future paid-in-kind interests).

CUSIP No. 00439T107

1	Names of Reporting Persons Terence M. O’Toole
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF (9)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [] 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,209,914
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 21,209,914
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,209,914
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 15.4% (10)
14	Type of Reporting Person (See Instructions) IN
(9) See item 3, below.
(10) See footnote 8, above.

CUSIP No. 00439T107

1	Names of Reporting Persons Eric M. Ruttenberg
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF (11)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or [ ] 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,209,914
	9	Sole Dispositive Power -0-
	10	Share Dispositive Power 21,209,914
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,209,914
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 15.4% (12)
14	Type of Reporting Person (See Instructions) IN
(11) See item 3, below.
(12) See footnote 8, above.

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Accuride Corporation (the “Company”).  The Company’s principal executive offices are located at 7140 Office Circle, Evansville, Indiana 47715.

Item 2.  Identity and Background.

a)	This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

i)	Tinicum Capital Partners II, L.P., a Delaware limited partnership (“TCP II”), with respect to the Shares held by it;

ii)	Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership (“Parallel Fund”), with respect to the Shares held by it;

iii)
Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company (“Executive Fund,” and, together with TCP II and Parallel Fund, the “Funds”), with respect to the Shares held by it;

iv)
Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of each of TCP II and Parallel Fund and the managing member of Executive Fund (the “Manager”), with respect to the Shares held by each of the Funds;

v)	Terence M. O’Toole, a United States citizen and a managing member of the Manager (“O’Toole”), with respect to the Shares held by each of the Funds; and

vi)
Eric M. Ruttenberg, a United States citizen and a managing member of the Manager (“Ruttenberg,” and, together with O’Toole, the “Individual Reporting Persons”), with respect to the Shares held by each of the Funds.

b)	The address of the principal business office of each of the Reporting Persons is 800 Third Avenue, 40th Floor, New York, New York 10022.

c)
The principal business of TCP II is that of a private investment partnership engaging in the purchase and sale of investments for its own account.  The principal business of each of Parallel Fund and Executive Fund is that of a private investment partnership or limited liability company, as applicable, engaging in the purchase and sale of investments for its own account and, subject to certain restrictions and exceptions, investing side-by-side with TCP II.  The principal business of the Manager is to act as the general partner to each of TCP II and Parallel Fund and as the managing member of Executive Fund.  The principal business of each of the Individual Reporting Persons is serving as managing member of the Manager and executive officers of an affiliated investment management company.

d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The citizenship of each of the Reporting Person is set forth above.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 7, 2009, each of the Funds entered into a Restructuring Support Agreement and Convertible Notes Commitment Agreement with the Company as part of the Company’s proposed balance sheet restructuring with the ad hoc committee of holders of its 8.5% Senior Subordinated Notes (the “Old Notes”) and the steering committee of senior lenders under its credit agreement.

To complete the proposed restructuring, on October 8, 2009, the Company and its domestic subsidiaries (collectively, the “Debtors”) filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code seeking approval for the proposed plan of reorganization.

On February 18, 2010, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an Order (the “Confirmation Order”) confirming the Debtors’ Third Amended Joint Plan of Reorganization (the “Plan”) under Chapter 11 of the Bankruptcy Code.  The Confirmation Order approved and confirmed the Plan, as modified by the Confirmation Order.  In connection with the confirmation hearing, prior to entry of the Confirmation Order, the Debtors and all of their constituents reached a settlement to fully resolve their disputes whereby all constituents agreed to support the Plan.  The Plan is described in the Company’s Current Report on Form 8-K filed on February 22, 2010.

On February 26, 2010 (the “Effective Date”), the Debtors emerged from Chapter 11 protection, and all outstanding shares of the Company’s common stock (the “Old Shares”) and other equity interests were cancelled.

Pursuant to the terms of the Plan, TCP II received (i) 126,984 Shares and warrants (“Warrants”) to purchase 1,722,670 Shares in exchange for the 3,063,560 Old Shares held by it, (ii) 4,948,465 Shares in exchange for the $13,886,000 in principal amount of the 8.5% Senior Subordinated Notes of the Company (the “Old Notes”) held by it and (iii) 2,924,038 Shares as consideration for its agreement to backstop the Company’s $140 million rights offering (the “Rights Offering”) of new 7.5% Senior Convertible Notes due 2020 (the “Convertible Notes”) to then-current noteholders pursuant to the terms of the Convertible Notes Commitment Agreement, dated October 7, 2009, by and among the Company, Tinicum Lantern and the investors party thereto (the “Convertible Notes Commitment Agreement”).

Pursuant to the terms of the Plan, Parallel Fund received (i) 660 Shares and Warrants to purchase 8,963 Shares in exchange for the 15,940 Old Shares held by it, (ii) 25,658 Shares in exchange for the $72,000 in principal amount of the Old Notes held by it and (iii) 15,209 Shares as consideration for its agreement to backstop the Rights Offering.

Pursuant to the terms of the Plan, Executive Fund received (i) 14,967 Shares in exchange for the $42,000 in principal amount of the Old Notes held by it and (ii) 8,753 Shares as consideration for its agreement to backstop the Rights Offering.

In addition, on February 26, 2010, TCP II, Parallel Fund and Executive Fund acquired $7,216,889, $37,423, and $21,824, respectively, in principal amount of the Convertible Notes in the Rights Offering, which Convertible Notes are initially convertible into 9,622,518 Shares, 49,897 Shares, and 29,099 Shares respectively.  The consideration for such acquisitions was obtained for each of the Funds from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by each of the Funds at Goldman, Sachs & Co.  The Convertible Notes contain an anti-dilution provision such that, among other things, if the Warrants are exercised, the Convertible Notes held by each of TCP II, Parallel Fund and Executive Fund will become convertible into 11,320,610 Shares, 58,703 Shares and 34,234 Shares, respectively.  The Convertible Notes were issued in a private placement that is exempt from registration under the Securities Act of 1933, as amended.  See Item 6 for a more detailed description of the Convertible Notes and Warrants.

The foregoing descriptions of the Convertible Notes Commitment Agreement and the Restructuring Support Agreement are qualified in their entirety by reference to the full text of the Convertible Notes Commitment Agreement and the Restructuring Support Agreement attached hereto as Exhibits 2 and 3, respectively, and which are incorporated herein by reference.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares and Warrants in exchange for Old Shares and Old Notes as described in Item 3.  The Old Shares and Old Notes were acquired for investment purposes.  The Reporting Persons acquired the Convertible Notes for investment purposes.  The Reporting Persons expect to conduct discussions from time to time with management of the Company, other stockholders of the Company or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Company.

In addition to the foregoing, the Reporting Persons may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including one or more transactions involving changes in the Company’s capital structure and/or the Company’s indebtedness.  In connection with any such transactions or otherwise, the Reporting Persons may evaluate or discuss with the Company, other stockholders of the Company or other relevant parties the investment by the Reporting Persons of additional capital in the Company in exchange for equity or debt securities of the Company and potential board representation and/or corporate governance rights.

The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interest in, and intentions with respect to, the Company, and may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares, the Warrants, the Convertible Notes or other securities of the Company.  Whether the Reporting Persons propose or engage in any investment or other transaction involving the Company will depend upon their continuing assessments of pertinent factors, including, the Company’s business and prospects, other business investment opportunities available to the Reporting Persons, economic and market conditions, and opportunities and initiatives available to, or announced by, the Company.  Accordingly, the Reporting Persons may change their present intentions at any time.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interests in Securities of the Issuer

(a)           The Funds

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)	See Item 3.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)	See Item 3.

(b)           The Manager

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)	See Item 3.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)	See Item 3.

(c)           The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund.

(c)	See Item 3.

(d)
The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Funds as reported herein.  The Individual Reporting Persons are managing members of the Manager.

(e)	See Item 3.

The Shares reported hereby for each of the Funds are owned directly by such Fund.  The Manager, as general partner or managing member (as applicable) to each of the Funds, may be deemed to be the beneficial owner of all such Shares owned by the Funds.  The Individual Reporting Persons, as managing members of the Manager, may each be deemed to be the beneficial owner of all such Shares owned by the Funds.  EACH OF THE MANAGER AND THE INDIVIDUAL REPORTING PERSONS HEREBY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF ANY SUCH SHARES.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4, and 5 of this Statement is incorporated in this Item 6 by reference.

In connection with the issuance of the Convertible Notes, on February 26, 2010 the Company entered into an Indenture (the “Indenture”) by and among the Company, certain Guarantors named therein, and Wilmington Trust FSB as Trustee.  Under the terms of the Indenture, the Convertible Notes are senior unsecured obligations of the Company and rank pari passu in right of payment to any then-existing senior unsecured debt of the Company or any guarantor, and senior in right of payment to any current or future subordinated debt of the Company or of any guarantor.  The obligations of the Company under the Indenture are guaranteed by each of the Company’s domestic subsidiaries.  Interest on the Convertible Notes is payable semi-annually, in arrears, with the first six interest payments being paid-in-kind.  In the aggregate, the Convertible Notes are initially convertible into 187,500,000

Shares, but contain an anti-dilution provision such that, among other things, the Convertible Notes will be convertible into 220,588,235 Shares if the Warrants are exercised.  In addition, the number of shares into which the Convertible Notes may convert will increase as interest payments are paid-in-kind.  The Convertible Notes are convertible at any time at the option of the holder thereof, in part or in whole.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), so long as any obligations under the Convertible Notes are outstanding pursuant to the Indenture and not discharged in full, the holders of the Convertible Notes shall be entitled to vote upon all matters upon which holders of any class or classes of common stock of the Company have the right to vote.  The number of votes represented by each Convertible Note shall be equal to the largest number of whole shares of Common Stock (rounded down to the nearest whole share) into which such Convertible Note may be converted, in accordance with the Indenture, at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken.

Pursuant to the Plan, each of TCP II and Parallel Fund received Warrants in exchange for their Old Shares (as described in Item 3, above).  Each Warrant may be exchanged for one Share at a price of $2.10 per Share, beginning on March 1, 2010, and continuing until the date two years after the Effective Date.  The Warrants contain customary anti-dilution adjustments in the case of (i) stock splits, capital stock dividends, combinations and consolidations of common stock, (ii) reclassifications of stock, and (iii) mergers or consolidations.

Pursuant to the Plan, the Company entered into a registration rights agreement (the “Registration Rights Agreement”), effective February 26, 2010, with holders of the Convertible Notes and certain entities that currently or may in the future hold Shares as a result of (i) exchange of Old Notes pursuant to the Plan, (ii) conversion of Convertible Notes into Shares or (iii) payment of the backstop fee pursuant to the Rights Offering (collectively, the “Registrable Securities”).  Under the Registration Rights Agreement, the Company agreed to file within 90 days after the Effective Date a shelf registration statement (the “Shelf Registration Statement”) with the Securities and Exchange Commission (the “SEC”), providing for the registration of Registrable Securities.  The Company agreed to pay reasonable expenses incident to registration with the SEC of the Registrable Securities.  Further, holders of Registrable Securities agreed to abide by a holdback period during the 7 days prior to and during the 90-day period following any underwritten offering of Registrable Securities.  The holders of a majority of the Registrable Securities (the “Required Holders”) are entitled to request underwritten offerings of the Registrable Securities pursuant to the Shelf Registration Statement; provided, that the Company is not obligated to complete (i) more than two underwritten offerings during the Effective Period (as defined in the Registration Rights Agreement) and (ii) more than one underwritten offering in any 180-day period.

The foregoing descriptions of the Indenture, the Certificate of Incorporation, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the full text of each of the Indenture, the form of Warrant and the Registration Rights Agreement, respectively, attached hereto as Exhibits 4, 5, 6 and 7, respectively, and which are incorporated herein by reference.

Under the terms of their organizational documents, but subject to certain restrictions and exceptions provided therein, Parallel Fund and Executive Fund purchase, dispose of and make investment decisions with respect to securities (including but not limited to the Shares) in tandem with TCP II.

On February 26, 2010, Robert J. Kelly, a member of Tinicum Lantern II L.L.C., a limited partner of TCP II and Executive Vice President of Tinicum Incorporated (the management company of each of the Funds) , was appointed to the board of directors of the Company.  The Reporting Persons disclaim their potential status as directors by deputization by virtue of Mr. Kelly’s position on the board of directors of the Company.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibit.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

The Indenture, Certificate of Incorporation, form of Warrant, Registration Rights Agreement, the Convertible Notes Commitment Agreement, and the Restructuring Agreement described herein are filed herewith as Exhibits 2 through 7, respectively.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2010

TINICUM LANTERN II L.L.C.,

On its own behalf and as the General Partner of

TINICUM CAPITAL PARTNERS II, L.P. and

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

and as the Managing Member of

TINICUM CAPITAL PARTNERS II EXECUTIVE FUND L.L.C.

/s/ Eric M. Ruttenberg________

By: Eric M. Ruttenberg,
                               Managing Member

/s/ Terence M. O’Toole______
TERENCE M. O’TOOLE

/s/ Eric M. Ruttenberg ______
ERIC M. RUTTENBERG

EXHIBIT INDEX

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
Exhibit 2
Form of Convertible Notes Commitment Agreement, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by Accuride Corporation on October 7, 2009.

Exhibit 3
Form of Restructuring Support Agreement, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by Accuride Corporation on October 7, 2009.

Exhibit 4
Form of Indenture among the Company, the Guarantors, and Wilmington Trust FSB, incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by Accuride Corporation on March 4, 2010.

Exhibit 5
Form of Amended and Restated Certificate of Incorporation of Accuride Corporation, incorporated by reference to Exhibit 3.1 of the Form 8-A filed with the Securities and Exchange Commission by Accuride Corporation on February 26, 2010.

Exhibit 6	Form of Warrants, incorporated by reference to Exhibit 4.1 of the Form 8-A filed with the Securities and Exchange Commission by Accuride Corporation on February 26, 2010.
Exhibit 7	Form of Registration Rights Agreement, incorporated by reference to Exhibit 4.3 of the Form 8-A filed with the Securities and Exchange Commission by Accuride Corporation on February 26, 2010.